Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX: SVM

SILVERCORP REPORTS DISCOVERY OF SIGNIFICANT MINERALIZED VEIN STRUCTURES IN ITS 2016 EXPLORATION PROGRAM AT THE LMW MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – January 30, 2017 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) is pleased to report the results of its 2016 exploration program at the LMW mine, Ying Mining District, Henan Province, China.

The Company completed 17,410 meters (“m”) underground diamond drilling and 7,909m exploration tunneling in 2016 at the LMW mine. Highlights of the 2016 exploration results is the delineation of high-grade northwest-trending vein structures LM19W1 and S19W2 and other parallel vein groups. The 4,877m drift tunneling exposed a total of 1,931m of high-grade mineralized zones.

Highlights of selected mineralization zones exposed in exploration drift tunnels includes:

•

Drift Tunnel PD969-LM13-969-1NSYM exposed mineralization of 90m long and 0.56m wide (true width) grading 1,265 grams per tonne (“g/t”) silver (“Ag”), 8.86% lead (“Pb”) and 0.44% zinc (“Zn”) within vein structure LM13 on the 969m level;

•	Drift Tunnel SJ969-LM19W2-650-110NYM exposed mineralization of 105m long and 0.74m wide (true width) grading 761g/t Ag, 5.19% Pb and 1.08% Zn within vein structure LM19W2 on the 650m level; and

•	Drift Tunnel XPDN-LM19W1-650-112NYM exposed mineralization of 175m long and 0.84m wide (true width) grading 527g/t Ag, 3.95% Pb and 0.62% Zn within vein structure LM19W1 on the 650m level.

Highlights of selected intersections of drill holes includes:

•

Hole ZKX0351 intersected an 1.86m interval from 126.59m to 128.45m, 1.20m true width, of vein LM41 grading 222g/t Ag and 0.32% Pb at the 889m elevation, and a 0.51m interval from 131.50m to 132.01m, 0.49m true width, of vein LM17W grading 866g/t Ag, 7.97% Pb and 0.67% Zn at the 887m elevation;

•	Hole ZK13261 intersected a 0.62m interval from 358.57m to 359.19m, 0.37m true width, of vein LM19W1 grading 1,328g/t Ag, 4.94% Pb and 4.80% Zn at the 703m elevation, and an

1.46m interval from 395.50m to 396.96m, 0.89m true width, of vein LM19 grading 622g/t Ag, 1.98% Pb and 0.47% Zn at the 681m elevation; and

•	Hole ZKX0161B intersected a 2.45m interval from 146.64m to 149.09m, 1.86m true width, of LM13 grading 767g/t Ag, 0.87% Pb and 0.43% Zn at the 881m elevation.

Re-interpretation of previous exploration data in early 2015 resulted in identification of the northwest striking vein structures LM19W1 and LM19W2 at LMW mine. Underground drilling and exploration tunneling afterwards in 2015 and 2016 have controlled strike lengths of more than 700 m for both vein structures, and exposed stable and continuous high-grade mineralization zones in drift tunnels within the two newly defined structures. In addition to the known dominant northeast striking vein structures, discovery of vein structures LM19W1 and LM19W2 at LMW may indicate enormous exploration potential of the previously less-explored northwest striking vein structures in the Ying mining district, especially the TLP, LME and LMW mines.

Underground drill holes in 2016 were mainly designed to delineate the downdip and along-strike extensions of known mineralized vein structures in the production area and test for new veins in the adjacent less-explored areas.

The 2016 drilling program at LMW is briefly summarized in the following table:

Major Target Veins	Target Elevation (m)	Meters Drilled	Holes Completed	Core Samples Collected	Holes with Assay Received	Holes Intercepted Vein Structures	Holes Intercepted Mineralization
LM8, LM12, LM12-2, LM13, LM14, LM16, LM17, LM19W, LM19W1, LM19W2, LM20W	550-950	17,410	48	960	39	48	19

Exploration tunneling, comprising drifting, crosscutting and raising, was driven along and across major mineralized vein structures to upgrade drill defined mineral resources and test for parallel and splay structures.

The 2016 tunneling program at LMW is briefly summarized in the following table:

Major Target Veins	Range of Target Levels (m)	Total Tunneling (m)	Channel Samples Collected	Drift Tunneling Included (m)	Total Mineralization Exposed by Drift Tunneling
					Length (m)	Average True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
LM8-2, LM13, LM14, LM16, LM17, LM19W1, LM19W2, LM20, LM28, LM30, LM31	550 -1,003	7,909	3,650	4,877	1,931	0.70	416	4.84	0.44

Tables 1 and 2 below list the assay results of some selected mineralized zones exposed in drift tunnels and mineralized intersections in drill holes in the 2016 exploration program.

Table 1: Selected mineralized zones exposed by exploration tunneling at the LMW Mine

Tunnel ID	Target Vein	Level (m)	Length (m)	Horizontal Width (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
XPDN-LM8-1-750-106NYM	LM8_1	750	55	0.75	0.72	270	1.42	0.16
XPDN-LM11E-750-5SYM	LM11E	750	50	0.41	0.39	266	2.52	0.53
XPDN-LM12-785-0TJSYM	LM12	785	49	0.79	0.74	303	3.66	0.27
PD969-LM13-969-1NSYM	LM13	969	90	0.63	0.56	1,265	8.86	0.44
PD924-LM13-924-0NYM	LM13	924	65	0.65	0.61	319	5.98	0.55
PD924-LM13-898-1NSYM	LM13	898	100	0.62	0.58	290	2.26	0.27
XPDS-LM17-725-28SYM	LM17	725	35	1.07	0.97	197	2.97	0.22
XPDN-LM19W1-650-112NYM	LM19W1	650	175	0.85	0.84	527	3.95	0.62
SJ969-LM19W2-650-110NYM	LM19W2	650	105	0.75	0.74	761	5.19	1.08
XPDN-LM20-650-110SYM	LM20	650	55	0.65	0.63	148	3.36	0.31
SJ969-LM20-600-112NYM	LM20	600	45	0.40	0.40	480	1.93	0.26
XPDN-LM20W-700-110SYM	LM20W	700	35	0.48	0.46	1,123	4.78	2.38
XPDN-LM28-650-114NYM	LM28	650	75	0.68	0.61	264	7.22	0.31
XPDN-LM28-650-114SYM	LM28	650	45	0.46	0.42	162	15.81	0.13
SJ969-LM30-600-116NSYM	LM30	600	100	0.85	0.82	462	4.96	0.44
PD969-LM30-550-114NYM	LM30	550	50	1.14	1.12	156	3.25	0.28
PD969-LM30W-550-114NYM	LM30W	550	100	0.77	0.76	455	7.75	0.37
SJ969-LM31-600-116NSYM	LM31	600	80	0.98	0.95	339	7.21	0.42
SJ969-LM32-600-116NSYM	LM32	600	75	0.84	0.83	407	5.32	0.17
PD924-T24-900-108SYM	T24	900	35	0.84	0.81	179	2.83	0.34
PD924-T27-924-110NSYM	T27	924	70	0.76	0.72	463	6.70	1.08

Table 2: Selected results from the 2016 drilling program at the LMW mine

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Mineralized Vein	Remarks
ZKX0351	126.59	128.45	889	1.86	1.20	222	0.32	0.04	LM41	Test
	131.50	132.01	887	0.51	0.49	866	7.97	0.67	LM17W	Test
ZKX10021A	357.32	357.90	840	0.58	0.47	45	1.40	0.05	LM14	Test
ZKX10171	134.42	135.73	949	1.31	0.77	252	0.80	0.02	LM16W1	Test
ZKX0461	226.98	227.38	786	0.40	0.39	675	0.73	0.36	LM17	Test
ZKX13261	358.57	359.19	703	0.62	0.37	1,328	4.94	4.80	LM19W1	Test
	395.50	396.96	681	1.46	0.89	622	1.98	0.47	LM19	Test
ZKX0161B	146.64	149.09	881	2.45	1.86	767	0.87	0.43	LM13	Stepout
ZKX0061B	70.26	71.18	901	0.92	0.84	118	0.37	0.02	LM13W	Test
ZKX13062	267.00	267.85	695	0.85	0.48	10	6.21	0.03	LM19W1	Stepout
ZKX116F01	251.05	251.74	824	0.69	0.31	90	0.23	0.10	LM29	Test
ZKX105N01	390.59	391.99	576	1.40	1.00	136	0.73	0.21	LM14	Stepout
ZKX02Q01	189.37	190.10	787	0.73	0.63	351	2.62	1.32	LM17W	Test

*Stepout: intersections adjacent to existing resource blocks for resource expansion;
**Test: intersections in open areas without known mineralized intersections nearby.

The exploration results ending June 30, 2016 will be incorporated in a NI43-101 mineral resource update report expected to be announced in the first quarter of 2017.

Exploration in 2017 at LMW will be mainly focused on vein groups LM14, LM16, LM17, LM19, LM30, LM32, and LM41. The Company has proposed a comprehensive program comprising 9,654m tunneling to upgrade the previously drill defined mineral resources between Level 900m and Level 550m, and 12,400m underground drilling to further trace the striking and downdip extensions of the target veins and test for new veins between the 520m and 0m elevations.

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, Hebei Province, China, 226 km northeast of Beijing, and the Zhenzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and both labs are ISO9000 certified analytical lab. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp’s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical service. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept at the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at the lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3-5% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Ruijin Jiang, P. Geo, reviewed the exploration data and prepared the scientific and technical information regarding exploration results contained herein. Alex Zhang, P. Geo, VP exploration of the Company, is the Qualified Person on the project as defined under National Instrument 43-101 and he has verified and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Gordon Neal
Vice President, Corporate Development
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the

Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2016 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.